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                                  EXHIBIT 12.2

           STATEMENT OF COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                 (In thousands)

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
                                                       Year Ended       Three Months
                                                       December 31,    Ended March 31,
                                                           2001            2002
                                                           ----            ----
Earnings:
   Income before taxes                                    $52,998        $20,138
   Fixed charges per below                                 28,435          7,100
   Less: capitalized interest per below                       213             --
   Current period amortization of interest
     capitalized in prior periods                              --             --
                                                          ----------------------
   Total earnings                                         $81,220        $27,238
                                                          ======================
Fixed charges and preferred stock dividends:
   Interest expense                                       $27,387        $ 6,841
   Capitalized interest                                       213             --
   Interest portion of rent expense                           835            259
   Preferred dividend requirements                            --
                                                          ----------------------
   Total fixed charges and preferred stock dividends      $28,435        $ 7,100
                                                          ======================
Ratio of earnings to combined fixed charges
   and preferred stock dividends                              2.9            3.8
                                                          ======================
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